September 8, 2018

Ms. Megan C. Parisi
Director of Communications
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

       Re:     Wheeler Real Estate Investment Trust, Inc.
               Definitive Additional Materials on Schedule 14A
               Filed September 5, 2018 by Stilwell Activist Investments, L.P. et al.
               File No. 001-35713

Dear Ms. Parisi:

       We have reviewed your filings and have the following comment.


   1. Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for your statement that Mr. McAuliffe "lacked the requisite backbone" to dissuade the Board from approving "such a dumb deal."


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3589 if you have any questions.


                                                            Sincerely,

                                                            /s/ Tiffany Piland
Posil

                                                            Tiffany Piland
Posil
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions